September 2, 2025

Yong Hu
Chief Executive Officer
Jianzhi Education Technology Group Co Ltd
15/F, Tower A, Yingdu Building, Zhichun Road
Haidian District, Beijing 100086
People   s Republic of China

       Re: Jianzhi Education Technology Group Co Ltd
           Registration Statement on Form F-1
           Filed August 12, 2025
           File No. 333-289524
Dear Yong Hu:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed August 12, 2025
Cover Page

1. Please provide disclosure regarding the offering price of the securities required by
       Item 501(b)(3) of Regulation S-K and the instructions thereto. We note your statement on the cover page that the price "will be determined through arm's length negotiation"
       with investors; however we also note that you identify a formula based on the closing trading price of the ADSs at page 13. Additionally, please clarify how you intend to populate disclosure that depends in part on the offering price, such as the dilution and capitalization tables, prior to effectiveness (e.g., using a reference price based on the formula and recent trading price, or some other method).
 September 2, 2025
Page 2
General

2. We note your response to prior comment 1. To help us better understand the background, timing, and structure of this offering, please tell us the date(s) of any offers or sales related to the offering. While you indicate that you have not entered into subscription agreements with investors, we note that information regarding the volume of securities to be sold, seemingly on a firm rather than best-efforts basis, and method of pricing the offering is included in the Form F-1 as filed on August 12,
       2025. Please clarify how this information was determined, including whether through negotiations with investors. To the extent offers or sales were made to investors prior to the public filing of the Form F-1, please explain how they complied with Section 5 of the Securities Act and why this is characterized as a primary offering of securities to investors, rather than the resale of securities issued in a private placement.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kelly Reed at 202-551-5332 or Cara Wirth at 202-551-7127 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Steve Lin